Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Jessica D. Burt, Esq.
(202) 419-8409
jburt@stradley.com

February 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Rebecca Marquigny, Esquire

	Re:	Nationwide Mutual Funds
File Nos. 333-40455 and 811-08495

Dear Ms. Marquigny:

On behalf of Nationwide Mutual Funds (the “Registrant”) and its series the Nationwide Janus Henderson Overseas Fund (the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you on January 23, 2023, with regard to Post-Effective Amendment No. 278 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 1, 2022, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act (the “485(b) Filing”).  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

Prospectus

1) Comment: Please provide an updated fee table and expense example for the Fund as an exhibit to the Registrant’s correspondence.

Response: An updated fee table and expense example are included as Exhibit A to this correspondence.

2) Comment: Please supplementally identify the primary drivers behind the class differences disclosed as “Other Expenses” in the Fund’s “Annual Fund Operating Expenses” table, and to the extent necessary, explain how those differentials fit within Rule 18f-3 under the 1940 Act.

Response:  The differences in “Other Expenses” between the Funds’ Class A, Class R6, Institutional Service Class, and Eagle Class shares is due to differences in administrative services fees charged to each class of shares.  Class A, Institutional Service Class, and Eagle Class shares are subject to administrative services fees pursuant to an Administrative Services Plan (the “Plan”) adopted by the Board of Trustees.  These fees are paid by the Fund to broker-dealers or other financial intermediaries who provide administrative support services to beneficial shareholders on behalf of the Fund and are based on the average daily net assets of the applicable share class.  Under the Plan, the Fund may pay a broker-dealer or other intermediary a maximum annual administrative services fee of 0.25% for Class A and Institutional Service Class shares and 0.10% for Eagle Class shares.  Class R6 shares are not subject to such administrative services fees.  Class A shares also are subject to a Rule 12b-1 fee of 0.25%, whereas Class R6, Institutional Service Class and Eagle Class shares are not subject to Rule 12b-1 fees.  This information is disclosed in the Prospectus in the “Investing with Nationwide Funds” section under “Share Classes” and “Sales Charges and Fees—Administrative Services Fees.”

3) Comment: Please confirm that the fee waiver amount as disclosed in the footnote to the fee table will be extended at least one year from the effective date of the 485(b) Filing.

Response: Registrant confirms that the fee waiver amount as disclosed in the footnote to the fee table will be extended at least one year from the effective date of the 485(b) Filing.

4) Comment: The first sentence of the second paragraph under the “Performance” heading in the “Fund Summary” section states: “The Fund's performance prior to July 18, 2022, reflects returns pursuant to different principal investment strategies and a different subadviser.”  Please update consistent with the principal investment strategies and subadviser changes made in this filing.

U.S. Securities and Exchange Commission

Response: Registrant respectfully notes that the disclosure is already consistent with the principal investment strategies and subadviser changes made in the 485(a) filing (i.e., that changes to the Fund’s principal investment strategies and subadviser were made on July 18, 2022.  There have been no additional changes in principal investment strategies or subadviser since that date.

5) Comment: If the Fund will be changing its benchmark index, please update corresponding disclosures as appropriate.

Response: Registrant has added the following disclosure under “Performance”:

As of July 18, 2022, the Fund changed its broad-based securities index from the MSCI ACWI ex USA Growth Index to the MSCI ACWI ex USA Index in order to more accurately reflect the Fund’s current investment style.

6) Comment: With respect to the Fund’s principal investment strategies, please identify the subadviser’s selection criteria for companies in the “real estate industry” and clarify what “real estate-related industries” encompass.

Response: The following has been added to the Fund’s Item 9 discussion of principal investment strategies:

Real estate-related industries are comprised of companies that, in the opinion of the subadviser, at the time of investment, generally (i) derive at least 50% of their revenue from ownership, construction, extraction, financing, management, operation, sales or development of real estate, or from businesses which have a clear relationship to these activities; (ii) have at least 50% of their assets in real estate; or (iii) have more than 50% of their net asset value accounted for by real estate.

7) Comment: Please explain the Fund’s investment thesis, portfolio construction approach, and investment selection process in greater detail.  Specifically, identify the central features of the subadviser’s investment analysis (e.g., financial metrics, organizational structures, key industry considerations and regional factors, etc.). Describe how these criteria apply to investment selection and allocation decisions to construct a portfolio designed for long-term capital appreciation.  For instance, the third paragraph under the “Principal Investment Strategies” heading in the “Fund Summary” section states that “the subadviser seeks to invest in companies in which it believes the market underestimates free cash-flow growth” but does not address how the subadviser determines that a company’s cash-flow growth has been underestimated by the market.

Response: Registrant respectfully declines to revise its disclosure as it believes the current disclosure is satisfactory.  Registrant notes that Item 9(b)(2) of Form N-1A requires that the Fund explain in general terms how the Fund’s adviser decides which securities to buy and/or sell, which Registrant does not believe includes discussing the

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Fund’s investment thesis, portfolio construction approach, and investment selection process in greater detail than it already has in the Item 4 and Item 9 discussions of the Fund’s principal investment strategies.

8) Comment: Please add corresponding principal investment strategy disclosure to support the “Europe and United Kingdom focus” disclosure under “Country or sector risk” in the Fund’s principal risks.  Alternatively, if the strategy is not principal to the Fund’s objective of long-term capital appreciation, please delete the risk disclosure.

Response: Registrant has added the following under the Fund’s discussion of principal investment strategies:

As of the date of this Prospectus, the Fund invests considerably in issuers located in Europe and the United Kingdom.

9) Comment: The second paragraph under the “Principal Investment Strategies” heading in the “How the Fund Invests” section states: “The Fund may achieve its exposure to non-U.S. securities either directly or through depositary receipts, such as (but not limited to) American Depositary Receipts (ADRs)[]” and “The Fund may invest in securities of companies in the real estate industry or real estate-related industries, including (but not limited to) securities of real estate investment trusts (‘REITs’).” Please delete “but not limited to” and specifically state the instruments in which the Fund invests (i.e., in addition to ADRs and REITs).

Response: Registrant has deleted “but not limited to” as requested.

10) Comment: Please supplementally explain how foreign currency exchange contracts, options, futures and other derivative instruments (as disclosed in the fourth paragraph under the “Principal Investment Strategies” heading under the “How the Fund Invests” section) are used for the Fund’s policy of investing 80% or more of its assets in issuers that are economically tied to countries outside the United States.

Response: As stated in the Prospectus, the Fund does not invest in derivative instruments as a principal strategy and therefore did not include its utilization of derivative instruments in the summary section.  However, because the Fund may invest in derivative instruments to hedge, earn income or enhance returns, such disclosure was included in the Item 9 section of the prospectus.  Accordingly, derivatives will not be used for the Fund’s policy of investing 80% or more of its assets in issuers that are economically tied to countries outside the United States.

11) Comment: The third paragraph under the “Principal Investment Strategies” heading under the “How the Fund Invests” section states, “Although the Fund does not invest in derivative instruments as a principal strategy, the Fund may utilize foreign currency exchange contracts, options, futures and other derivative instruments to hedge, to earn income or enhance returns, as a substitute for securities in which the Fund invests, to

U.S. Securities and Exchange Commission

increase or decrease the Fund’s exposure to a particular market, or to otherwise increase returns.”  In correspondence, please provide a range indicating the percentage of the Fund’s assets typically invested in this manner.

Response: As Registrant has deemed the Fund a Limited Derivatives User pursuant to Registrant’s Rule 18f-4 compliance policies and procedures, the Fund’s derivatives exposure will not exceed 10% of the Fund’s net assets.

12) Comment: Please revise the definition of “Bottom-up approach” under the “Key Terms” heading in the “How the Fund Invests” section to clarify how the subadviser’s analysis interprets the individual attributes of an overseas issuer without reference to relevant “national, industry or economic factors.”

Response: Registrant respectfully declines to revise the definition of “Bottom-up approach.”  As discussed in the principal investment strategies, the bottom-up approach means that the subadviser considers a company on its own to determine if the company is an attractive investment opportunity and if it is consistent with the Fund’s investment policies.

13) Comment: The Fund’s item 9 “Market risk” contains disclosure related to the Russia-Ukraine conflict. Please add a parallel disclosure to the Fund’s Item 4 “Market risk” disclosure.

Response: Registrant respectfully declines to include disclosures related to the Russia-Ukraine conflict in its Item 4 “Market risk” disclosure.  Instead, Registrant has deleted references to COVID-19 from its Item 4 “Market risk,” while keeping references to the Russia-Ukraine conflict and COVID-19 in its Item 9 “Market risk” disclosure.  Registrant believes that this better conforms with the requirements of Form N-1A, which requires that the Item 4 risk disclosure be a summary of the Item 9 risk disclosure.

Statement of Additional Information

14) Comment: Please consider providing a more comprehensive discussion of the Russia-Ukraine conflict’s impact on specific industries, sectors and regions under the “Risks Related to Russian Invasion of Ukraine” subheading on page 28 of the SAI.

Response: Registrant believes that the current discussion in the SAI of the Russia-Ukraine conflict is sufficient and respectfully declines to revise the disclosure.

15) Comment: The table under the “Portfolio Turnover” section only lists a subset of the funds included in the SAI.  Please either include the remainder of the funds or otherwise explain why they are not included.

Response: Registrant notes that Item 16(e) of Form N-1A requires an explanation of “any significant variation in the Fund’s portfolio turnover rates over the two most recently

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completed fiscal year.”  In response to this requirement, Registrant lists only those Funds with portfolio turnover rates that increased or decreased by at least ten percentage points over the previous year, which includes only a subset of those Funds that are included in the SAI.  Therefore, not all Funds included in the SAI are listed in the “Portfolio Turnover” section.

16) Comment: Under the “Investment Restrictions” section, the second bullet point on page 56 provides that the Fund “may use margin to the extent necessary to engage in short sales of securities.”  Please supplementally confirm that short sales are not relied upon by the Fund to achieve its objective as a principal investment strategy; if they are, please provide appropriate disclosure in the Fund’s principal investment strategies in its prospectus.

Response: Registrant confirms that the Fund will not rely on short sales as a principal investment strategy to achieve its investment objective.

17) Comment: The table under the “Other Managed Accounts” heading in Appendix C includes footnote references adjacent to each of the portfolio managers disclosed under the “Janus Henderson Investors US LLC” section, but there are no corresponding footnotes to the table.  Please add the footnotes or delete the references as appropriate.

Response: Registrant has deleted the footnote references as requested.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

 Please do not hesitate to contact me at (202) 419-8409, or Peter M. Hong at (202) 419-8429, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Jessica D. Burt
Jessica D. Burt, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Peter M. Hong, Esquire

Exhibit A